NEWS RELEASE

January 21, 2003

Trading Symbol: TSX: RNG

RIO NARCEA ISSUES 2001 RESTATED

FINANCIAL STATEMENTS

(All dollar amounts in U.S. currency unless otherwise stated)

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has completed the re-audit of, and is re-issuing its audited consolidated financial statements for the years ended December 31, 2001 and 2000, together with its consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999.

The Company previously issued to its shareholders the 2001 annual audited consolidated financial statements (the “2001 financial statements”), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report.  The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”).  The 2001 financial statements were audited by the Company’s former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

The 2001 consolidated financial statements along with prior years’ consolidated financial statements have been restated.  Because Arthur Andersen LLP was no longer available to provide a current audit opinion for the Company's historical financial statements, once they were restated, the Company's newly appointed auditors, Ernst & Young LLP, re-audited the 2001 consolidated financial statements along with the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999 after giving effect to the changes described below (for your convenience see Schedule 1, summarizing the impact of the restatements, changes in accounting policies and reclassifications, and Schedule 2, including current consolidated balance sheets, statements of operations and deficit and statements of cash flows):

(1) Put and call contracts: The Company recorded a gain of $5.2 million on settlement of its then existing put and call options on gold in its consolidated statements of operations for the year ended December 31, 2000. As the put and call contracts qualified for hedge accounting, the Company has restated its financial statements for the years ended December 31, 2001 and 2000 to defer the $5.2 million gain originally recorded in income on settlement of the put and call options and to record the deferred gain in income at the time the formerly hedged gold production is recognized in earnings. The effect of this change is an increase in net losses for the year 2000 of $4.6 million or $0.07 per share (net effect of an increase in gold sales of $0.6 million and an increase in financial losses of $5.2 million) that will be brought into income through Gold sales in 2001 and 2002 ($2.3 million each year).

(2) Revenue recognition: Under Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in gold sales.  The Company has changed its accounting policy for revenue recognition such that final products are recorded at cost to conform with U.S. GAAP.  Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. This change caused inventories to be reduced by $0.2 million and $0.5 million as at December 31, 2001 and 2000, respectively. The effect of this change is a reduction of net loss of $0.3 and $0.2 million in 2001 and 2000, respectively ($0.00 per share in both years) and an increase of net loss of $0.2 million in 1999 ($0.00 per share). Future effects of the new policy will depend on the level of final products held by the Company, which are not expected to be significant.

(3) Exploration costs: In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management’s intent to pursue further exploration work. The Company has changed its accounting policy for exploration costs on a retroactive basis and has adopted a policy of charging exploration costs against earnings as incurred to conform with U.S. GAAP. As a result of adopting this change in accounting policy, the Company increased its opening deficit as at January 1, 1999 by $17.5 million. The impact of this new policy on the balance sheet is a reduction in Mineral properties of $18.7 million as at December 31, 2001 (2000 – $16.6 million), an increase in Deficit of $23.5 million (2000 – $20.5 million) and a reduction in Cumulative foreign exchange translation adjustment of $4.8 million (2000 – $3.9 million). The effect on the consolidated statements of operations is an increase in Operating expenses and an increase in net loss of $3.0 million or $0.05 per share in year 2001 (2000 – $1.9 million or $0.03 per share; 1999 - $1.1 million or $0.02 per share). Future impact from this policy will be a reduction of Depreciation and amortization expenses in an accumulated amount of $18.7 million.

(4) Foreign currency translation: The Company adopted the December 2001 amended Handbook Section 1650 “Foreign Currency Translation” (“CICA 1650”) with retroactive restatement. Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity but instead, such gains and losses are recognized in income as incurred. This accounting policy change conforms the Company’s accounting for foreign currency translation to U.S. GAAP. As a result of adopting the amendments to CICA 1650, the Company decreased its opening deficit as at January 1, 1999 by $0.9 million. Net loss was increased by $1.5 million or $0.02 per share, reduced by $3.8 million or $0.06 per share and increased by $1.9 million or $0.04 per share for the years ended December 31, 2001, 2000 and 1999, respectively. The future impact of this policy will depend on exchange rates, the most significant of which is the US$/Euro exchange rate.

(5) Other items in the consolidated financial statements have been reclassified from statements previously presented in order to conform to the presentation of the 2001 consolidated financial statements. Of particular note is a) the classification of net losses from foreign exchange hedging contracts ($1.8, $3.8 and $3.9 million in 2001, 2000 and 1999, respectively) as a component of Operating revenues instead of Financial revenues and expenses in the consolidated statements of operations, b) the deferred financing fees on bank loans are now classified as Other assets on the consolidated balance sheet instead of Mineral properties ($1.2 and $1.3 as at December 31, 2001 and 2000, respectively), c) the Company has recalculated the translation of cash flows in Euros to cash flows in US$ for purposes of the preparation of the consolidated statements of cash flows, applying average exchange rates which approximate the  rates in effect on the date the transaction occurred, d) the Company previously recorded expenditures on deferred stripping, net, as investing activities.  The Company has reclassified expenditures on deferred stripping, net, to operating activities, which conforms the Company’s classification to U.S. GAAP, e) the changes in restricted cash have been now classified as a component of investing cash flows instead of operating cash flows, and f) the Company has allocated to stockpiled ore an attributable amount of mining overheads related to mineral properties; whereas, only direct costs were previously allocated.

As a result of the necessity to re-audit and restate its financial statements, the Company announced a delay in obtaining a receipt for the final prospectus filed with the Ontario Securities Commission in relation to the special warrant equity issue completed in March 2002. As a result of the failure to obtain such receipt by July 19, 2002, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share.  On August 12, all holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants.

Rio Narcea Gold Mines, Ltd. is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.